FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Joint Venture with Nucor Corporation for steel related business

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 3, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

March 3, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Joint Venture with Nucor Corporation for steel related business

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui & Co. (U.S.A.), Inc, (“Mitsui USA”), a wholly owned subsidiary of Mitsui has entered into a definitive agreement with Nucor Corporation (“Nucor”) to own and operate a flat rolled steel processing network and other steel related projects throughout North America.

Mitsui USA will contribute Steel Technologies Inc. (“Steel Tech”), a wholly owned subsidiary of Mitsui USA, into a newly established holding company, to be named NuMit LLC (“NuMit”). Then 50% of the interest in NuMit will be sold to Nucor. Steel Tech will serve as the foundation for NuMit, and will enhance its flat rolled steel processing operations in North America. Together with Mitsui’s global steel market experience and Nucor’s manufacturing and technological strength, NuMit will expand its business domain to other steel related projects throughout the world. Mitsui intends to invest the proceeds from the transaction into further Numit investments. Closing of the transaction will occur after satisfactory resolution of regulatory approvals and other closing conditions.

Mitsui has owned Steel Tech since 2007 through Mitsui USA. Steel Tech operates 23 service center facilities throughout the U.S., Canada and Mexico. Mitsui will endeavor to expand its position as one of the market leaders in the North American steel processing industry by combining Nucor’s competitiveness as a steel maker and Mitsui’s global steel market experience. As a first step, Steel Tech will open a new greenfield flat rolled processing facility in Mexico, where steel demand is increasing remarkably due to entrance of manufacturers from all over the world.

Steel processing facilities under NuMit, as an independent operating unit, will purchase steel from a variety of suppliers, continue ongoing stable relationships with them, and will provide unsurpassed services with wide variety of processing and quality needs.

Attachment: Outline of the project structure

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-6645

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

<Attachment>

Structure of NuMit

About NuMit

Name	NuMit LLC
Business	- Operation of S/C in North America - Operation and development of other steel related business
Shareholder	Mitsui & Co. (U.S.A), Inc. (50%), Nucor Corporation (50%)

About Nucor

Name	Nucor Corporation (NYSE: NUE)
Location	Charlotte, NC
Business	Production of steel products, construction related materials, metal buildings, etc.
Number of employees	Approximately 20,400 (as 12/31/2009)

About Steel Tech

Name	Steel Technologies Inc.
Location	Louisville, KY
Business	Processing flat steel products
Number of employees	Approximately 1,200 (as of 12/31/2009)
Shareholder	Mitsui & Co. (U.S.A), Inc. (100%)